EXHIBIT 99.3
                                                                    ------------



[Graphic Omitted] Industry Canada   Industrie Canada

Certificate                             Certificat
of Continuance                          de prorogation

Canada Business                         Loi canadienne sur
Corporations Act                        les societes par actions


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VASOGEN, INC.                                        364839-7
____________________________               __________________________________
Name of corporation-                       Corporation number-
Denomination de la societe                 Numero de la societe

I hereby certify that the above-named      Je certifie que la societe
corporation was continued under            susmentionnee a ete prorogee en vertu
section 187 of the CANADA BUSINESS         de l'article 187 de la LOI CANADIENNE
CORPORATIONS ACT, as set out in the        SUR LES SOCIETES PAR ACTIONS, tel
attached articles of continuance.          qu'il est indique dans las clauses de
                                           prorogation ci-jointes.



/s/                                    August 9, 1999   /   le 9 aout 1999
Director - Directeur                Date of Continuance - Date de le prorogation

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[Graphic Omitted]
[Logo-Canada]

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
Industry Canada            Industrie Canada            FORM 11                           FORMULE 11
                                                       ARTICLES OF CONTINUANCE           CLAUSES DE PROROGATION
Canada Business            Loi regissant les           (SECTION 187)                     (ARTICLE 187)
Corporations Act           societes par actions de
                           regime federal
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

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
1 - Name of corporation                                       Denomination de la societe

VASOGEN INC.
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2 - The place in Canada where the registered office is to     Lieu au Canada ou doit etre situe le siege social
    be situated

City of Toronto, Province of Ontario
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3 - The classes and any maximum number of shares that the     Categories et tout nombre maximal d'actions que la
    corporation is authorized to issue                        societe est autorisee a emettre

An unlimited number of common shares without par value.
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4 - Restrictions, if any, on share transfers                  Restrictions sur le transfert des actions, s'il y a lieu

None.
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5 - Number (or minimum and maximum  number) of directors      Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of 3 -  maximum of 11
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6 - Restrictions, if any, on business the corporation may     Limites imposees a l'activitie commerciale de la
    carry on                                                  societe, s'il y a lieu

There are no restrictions on the business the Coropration may carry on or on the powers the Corporation may exercise.
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7 - (1)  If change of name effected, previous name            (1)  S'il y a changement de denomination, denomination
                                                                   anterieure
         N/A

    (2)  Details of incorporation                             (2)  Details de la constitution

Incorporated under the Business Corporations Act (Ontario) on January 10, 1980.
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8 - Other provisions, if any                                  Autres dispositions, s'il y a lieu

The annexed Schedule I is incorporated in this form.
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

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
Date                               Signature                       Title -- Titre
July 30, 1999                      /s/ Christopher J. Waddick      Vice-President, Finance and Chief Financial Officer
========================================================================================================================
FOR DEPARTMENT USE ONLY - A L'USAGE DU MINISTERE SEULEMENT         Filed - Deposee
Corporation No. - No de la societe                                 AUG 10 1999

364839-7
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

                                   SCHEDULE 1

8.       Other provisions, if any

         The board of directors may from time to time, without authorization of the shareholders of the Corporation, in such amounts and on such terms as it deems expedient:

         (i)      borrow money upon credit of the Corporation;

         (ii) issue, reissue, sell or pledge debt obligations of the Corporation;

         (iii) subject to the limitations in the CANADA BUSINESS CORPORATIONS ACT, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

         (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any property and assets of the Corporation, currently owned or subsequently acquired, including, without limiting the generality of the foregoing, real and personal property, moveable and immoveable property, tangible and intangible assets, book debts, rights, powers, franchises and its undertaking, to secure any obligations of the Corporation.

         The board of directors may from time to time by resolution delegate to a committee of directors or to one or more of the directors or officers of the Corporation all or any of the powers hereby conferred upon the board to such extent and in such manner as the board shall determine at the time of each such delegation. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

         The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.